UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FOX PETROLEUM INC.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

351465109
(CUSIP Number)

copy to: Clark Wilson LLP c/o Bernard Pinsky 800-885 West Georgia Street Vancouver, British Columbia V6C 3H1 (604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	351465109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard Bullock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,000,000 common shares
	8	SHARED VOTING POWER
n/a
	9	SOLE DISPOSITIVE POWER
20,000,000 common shares
	10	SHARED DISPOSITIVE POWER
n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.03% based on 71,342,072 shares of common stock issued and outstanding as of September 5, 2007.
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.  Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Fox Petroleum Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 64 Knightsbridge, London England SW1X 7JF.

Item 2.  Identity and Background

(a)	Richard Bullock
(b)	2 Firview Place, Port Moody, BC Canada V3H 5H6
(c)

Richard Bullock is an independent business consultant and specializes in the management of start-up and development stage ventures as well as investment valuation. He has more than 25 years experience supervising of drilling, exploration, and production programs for resource-based companies.

(d)	Richard Bullock has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Richard Bullock has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Richard Bullock is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Considerations

On May 29, 2007, the Issuer entered into the Lease Purchase and Sale Agreement (the “Agreement”) with Fox Petroleum L.L.C. (“Fox LLC”), a Nevada company which is controlled by Richard Bullock, to acquire a combined 100% working interests in 12 state-issued oil and gas leases subject to a royalty to the State of Alaska of 16.66667% and a private royalty equal to 5% in Alaska’s North Slope hydrocarbon province.

Pursuant to the terms of the Lease Purchase and Sale Agreement, Fox LLC agreed to cause the registered owners of 12 oil and gas leases to transfer the legal ownership of those leases to the Issuer. In consideration for the oil and gas leases, the Issuer agreed to issue 20,000,000 restricted common shares of the Issuer (the “Shares”) to Fox LLC or such other person as Fox LLC may direct in writing prior to the closing. Fox LLC directed that the Shares be issued to Mr. Bullock.

Item 4.  Purpose of Transaction

The purpose of the transaction described above was for Mr. Bullock to acquire control of Fox Petroleum Inc. He is a director of Fox Petroleum Inc.

Depending on market conditions and other factors, Mr. Bullock may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Bullock also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Bullock does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5  Interest in Securities of the Issuer

(a)	As of September 5, 2007, the aggregate number and percentage of common shares of the Issuer beneficially owned by Richard Bullock is 20,000,000 common shares, or approximately 28% of the Issuer.
(b)	Mr. Bullock has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 20,000,000 shares of common stock of the Issuer.
(c)	Other than as described in Item 3 above, Mr. Bullock has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.
(d)	N/A
(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

10.1  Lease Purchase and Sale Agreement (incorporated by reference to the Issuer’s current report filed on Form 8-K on May 31, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2007
Dated
/s/ A. Richard Bullock
Signature
Richard Bullock, Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).